Exhibit 99.1

NEWS RELEASE

Endeavour Silver Production Continues to Climb in Second Quarter, 2012;
Produces 1,040,026 oz Silver (Up 22%) and 7,695 oz Gold (Up 59%);

Endeavour to Release Second Quarter, 2012 Financial Results on
August 7, 2012, Conference Call at 1:00 PM EDT on August 8, 2012
______________________________________________________________________________

Vancouver, Canada – July 10, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announces that the Company’s silver and gold production from the Company’s two operating silver mines in Mexico, the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State, continued to climb in the Second Quarter, 2012.

Silver production was up 22% to 1,040,026 ounces (oz) and gold production was up 59% to 7,695 oz compared to the Second Quarter, 2011.  Revenues were up 11% to US$40.4 million due to the higher metal production even though metal prices were lower in Q2, 2012 compared to Q2, 2011.

Production Highlights of Second Quarter 2012 (Compared to Second Quarter 2011)

•	Silver production increased 22% to 1,040,026 oz
•	Gold production rose 59% to 7,695 oz
•	Silver and equivalents production escalated 31% to 1.46 million oz (at a 55:1 silver: gold ratio)

•	Revenues jumped 11% to $40.4 million on 1,075,000 silver oz sold and 5,650 gold oz sold
•	Realized silver price fell 22% to $29.21 per oz sold (close to the average spot price for Q2/12)
•	Realized gold price rose 5% to $1,599 per oz sold (close to the average spot price for Q2/12)
•	Metal held in inventory at quarter-end included 896,501 oz silver and 6,124 oz gold

Production Table for Second Quarter 2012

Mine	Tonnes Produced	Tonnes per day	Grade Ag g/t	Grade Au g/t	Recovery Ag %	Recovery Au %	Silver Oz	Gold Oz
Guanacevi	100,208	1,101	269	0.87	77.4	89.2	669,754	2,499
Guanajuato	102,779	1,129	149	2.05	75.2	76.6	370,272	5,196
Consolidated	202,987	2,230	208	1.47	76.5	80.3	1,040,026	7,695

Godfrey Walton, President and COO, stated, “Endeavour’s mining operations have enjoyed a strong start to 2012 with new records for silver and gold production in the first six months of the year.  Our 2012 mine and plant expansion programs are on time and budget for Guanajuato to reach 1,600 tonnes per day (tpd) and Guanacevi to reach 1,200 tpd by year-end, 2012.  As a result, the Company is well on the way to achieving its 2012 production guidance of 4.3 million oz silver and 26,000 oz gold.”

“With the success we’ve enjoyed at turning around and expanding the Guanacevi and Guanajuato mines in recent years, we are looking forward to closing the El Cubo mine acquisition this week and integrating it with our current operations in the Second Half of 2012.  We plan to release our plans for El Cubo and revised guidance for 2012 upon the closing of the acquisition.”

Endeavour Silver Corp. plans to release its Second Quarter, 2012 financial results on Tuesday August 7, 2012 prior to the market open.  A conference call to discuss the results will be held at 10:00 AM Pacific Time (1:00 PM Eastern Time) on Wednesday August 8, 2011. To participate in the conference call, please dial the following:

•	1-800-319-4610 Canada and USA (Toll-free)
•	604-638-5340 Vancouver
•	1-604-638-5340 Outside of Canada & USA
•	No passcode is necessary

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1- 604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by the # sign.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
CEO and Director

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two (soon to be three) operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

Endeavour Silver Contact Information - For more information, please contact:
Hugh Clarke, Vice President, Corporate Communications, or Lana McCray, Investor Relations
Toll free:  877-685-9775, Tel:  (604) 685-9775, Fax: (604) 685-9744
Email hugh@edrsilver.com, or lmccray@edrsilver.com, Website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.